As filed with the Securities and Exchange Commission on September 22, 2004


                                                             FILE NO. 70-10232

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                AMENDMENT NO. 2

                                      TO

                                   FORM U-1

                            APPLICATION-DECLARATION

                                     UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        ______________________________

                            Allegheny Energy, Inc.
                             800 Cabin Hill Drive
                             Greensburg, PA 15601

                        ______________________________

                            Allegheny Energy, Inc.
                             800 Cabin Hill Drive
                             Greensburg, PA 15601

 (Name of top registered holding company parent of each applicant or declarant)

                 The Commission is requested to send copies of
                   all notices, orders and communications in
               connection with this Application/Declaration to:

 David B. Hertzog                              Clifford M. Naeve
 Vice President and General Counsel            William C. Weeden
 Allegheny Energy, Inc.                        W. Mason Emnett
 800 Cabin Hill Drive                          Skadden, Arps, Slate, Meagher
 Greensburg, PA  15601                            & Flom LLP
                                               1440 New York Avenue, NW
                                               Washington, D.C. 20005

         Allegheny hereby amends and restates in its entirety its Application/Declaration filed with the Securities and Exchange Commission ("Commission") in File No. 70-10232 on June 7, 2004, as amended on August 9, 2004.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

A.       Introduction

         Allegheny Energy, Inc. ("Allegheny"), a registered holding company, hereby files this Application/Declaration pursuant to Sections 6(a) and 7, and Rule 54 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requesting that the Commission authorize Allegheny to issue shares of common stock, $1.25 par value (the "Common Stock"), pursuant to a Non-Employee Director Stock Plan (the "Plan"). Pursuant to the Plan, Allegheny proposes to issue up to 300,000 shares of Common Stock to its non-employee directors.(1) The Plan will supersede and replace Allegheny's prior policy of granting $12,000 worth of Common Stock to non-employee directors annually as part of his or her director compensation. The Plan has been approved by Allegheny's Board of Directors (the "Board") and by Allegheny's stockholders at its 2004 annual meeting of stockholders.

B.       Overview of the Applicant

         Allegheny is a diversified energy company, headquartered in Greensburg, Pennsylvania. Allegheny delivers electric energy to approximately
1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia through the following wholly-owned regulated public utility companies: West Penn Power Company ("West Penn"), The Potomac Edison Company ("Potomac Edison"), Monongahela Power Company ("Monongahela" and, together with West Penn and Potomac Edison, the "Operating Companies") and Mountaineer Gas Company ("Mountaineer").


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1    The number of shares of Common Stock authorized under the Plan may be adjusted to reflect a stock split, combination of shares, recapitalization, stock dividend, or other similar changes in Allegheny's capital stock after the adoption of the Plan.


         West Penn is subject to the regulation of the Pennsylvania Public Utility Commission. Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission. Monongahela is subject to the regulation of the West Virginia Public Service Commission and the Public Utilities Commission of Ohio. Mountaineer is subject to the regulation of the West Virginia Public Service Commission as well.

C.       The Non-Employee Director Stock Plan

         The Plan is intended to aid Allegheny in attracting and retaining non-employee directors by encouraging and enabling them to acquire a financial interest in Allegheny as part of their director compensation.(2) Specifically, the Plan will align the economic interests of the participants with those of the stockholders. The Board has determined that the compensation to be paid to non-employee directors under the Plan is appropriate in type and amount and competitive with director compensation by other companies of similar size and similar businesses. A copy of the Plan is incorporated by reference as Exhibit B-1.

         The Plan will supersede and replace Allegheny's prior policy of granting $12,000 worth of Common Stock to each non-employee director annually as part of his or her director compensation.(3) Subject to Commission authorization, the Plan provides that, on March 31, 2004, and on each March 31, June 30, September 30 and December 31 thereafter, Allegheny will issue a number of shares as determined by the Board, up to a maximum of 1,000 shares of Common Stock (the "Share Payment"), to each person then serving as a non-employee director for services performed during the quarter.(4) Allegheny will also issue the same Share Payment to any person whose services as a non-employee director terminated during the quarter as a result of death or disability. For 2004, the Board has set the quarterly Share Payment to each non-employee director under the Plan at 800 shares of Common Stock. No cash payment is required to be paid by any director in exchange for a Share Payment.


--------------------

2 Common Stock to be issued to non-employee directors under the Plan is in addition to cash compensation paid for services provided to Allegheny. Effective January 1, 2004, non-employee directors each receive for all services to Allegheny (a) $25,000 in retainer fees, (b) $1,250 for each Board meeting attended, and (c) $1,250 for each committee meeting attended, except for the members of the Audit Committee who receive $1,500 for each meeting of the Audit Committee attended. The Chair of the Audit Committee receives an additional fee of $12,500 per year, and an additional fee of $8,000 per year is received by the Chairs of the Finance, Management Compensation and Development, and Nominating and Governance Committees.

3 The Commission authorized the issuance of Common Stock under the prior compensation policy in File No. 70-8553. See Holding Co. Act Release No. 26255 (Mar. 22, 1995).

4 Each non-employee director will have the right to defer payments due to him or her under the Plan in accordance with the Allegheny Energy, Inc. Revised Plan for Deferral of Compensation of Directors or any successor plan.


         Although non-employee directors became eligible for Share Payments under the Plan as of March 31, 2004, the Plan provides that no Share Payments will be made until Allegheny receives all required regulatory approvals. Share Payments that would otherwise have been made but for the receipt of such regulatory approvals will be paid within 10 business days of Allegheny's receipt of the last required approval. As noted in Item 4 below, the approval of the Commission under the Act is the only regulatory approval Allegheny is required to obtain in order to make the Share Payments. Thus, the Share Payments that would have been made on March 31, 2004 and June 30, 2004 will be made within 10 business days of the Commission's order approving the issuance of Common Stock under the Plan. As noted above, stockholder approval of the Plan was received at Allegheny's 2004 annual meeting of stockholders.

         The Plan will be administered by the Board, which will have the authority to interpret the Plan's provisions, and adopt, amend and rescind rules and regulations for the Plan. The Board may, without further action by the stockholders, amend the Plan to conform the Plan to securities or other laws, rules, regulations or requirements applicable to the Plan. The Board may also, without further action by the stockholders, amend the Plan generally. However, no amendment may be made without stockholder approval if it would:
(1) change the number of shares of Common Stock available for issuance under the Plan; or (2) increase from 1,000 the maximum number of shares that can be issued each quarter under the Plan to each non-employee director. The Board may suspend or discontinue the Plan in whole or in part, but any suspension or discontinuance will not affect any shares of Common Stock issued under the Plan prior to that action.


ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses incurred or to be incurred in connection with this Application/Declaration will be approximately $10,000.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

A.       General

         Allegheny considers Sections 6(a) and 7 of the Act, and Rule 54 under the Act, to be applicable to the transactions proposed in this Application/Declaration. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption, or approval under any section of the Act or the rules and regulations other than those set forth above, Allegheny requests such authorization, exemption or approval.

         Allegheny respectfully submits that the authorizations requested in this Application/Declaration are in its best interest and are appropriate for the protection of investors and consumers. Allegheny further submits that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

B.       Rule 54 Analysis

         Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

         Allegheny does not satisfy the requirements of Rule 53(a)(1). In prior orders, the Commission has authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). Holding Co. Act Release No. 27486 (Dec. 31, 2001) ("Financing Order"). As of June 30, 2004,
Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $220 million. These investments by Allegheny were made in compliance with the Financing Order.

         Allegheny is no longer in compliance with the financing conditions set forth in the Financing Order. In a subsequent order, however, the Commission authorized Allegheny to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as certain revised financing conditions were met, including a requirement that Allegheny maintain a common equity ratio of at least 28 percent. Holding Co. Act Release No. 27652 (Feb. 21, 2003). However, as reflected in Allegheny's financial statements as of June 30, 2004, Allegheny's common equity ratio was 21.6 percent. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

         Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

         None of the circumstances described in 53(b)(1) have occurred.

         The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

         Allegheny respectfully submits that the requirements of Rule 53(c) are met. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny or the Operating Companies. Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.(5) Furthermore, the common equity ratios of the Operating Companies will not be affected by the proposed transactions. In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.


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5    The common equity ratios of the Operating Companies as of June 30, 2004 are as follows: West Penn, 54.5 percent; Potomac Edison, 49.9 percent; and Monongahela, 35.6 percent.


ITEM 4.  REGULATORY APPROVALS

         No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Application/Declaration.


ITEM 5.  PROCEDURE

         Allegheny requests that the Commission issue and publish not later than August 13, 2004, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than September 7, 2004, by which comments may be entered and a date not later than September 15, 2004, as a date after which an order of the Commission granting this Application/Declaration may be entered by the Commission.

         Applicant hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.       Exhibits

         B-1 Allegheny Energy, Inc. Non-Employee Director Stock Plan (incorporated by reference to Allegheny Energy, Inc.'s Definitive Schedule 14A; File No. 001-00267, filed on April 8, 2004)

         F-1      Opinion of Counsel (Previously filed)

         H-1      Proposed Form of Notice (Previously filed)

B.       Financial Statements

         1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

         1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

         1.3 Consolidated Balance Sheet of Allegheny Energy, Inc. as of June 30, 2004 (incorporated by reference to Allegheny's Form 10-Q for the six months ended June 30, 2004, File No. 1-267)

         1.4 Consolidated Statement of Income of Allegheny Energy, Inc. for the six months ended June 30, 2004 (incorporated by reference to Allegheny's Form 10-Q for the six months ended June 30, 2004, File No. 1-267)

ITEM 7.  Information as to Environmental Effects

         (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    September 22, 2004

                                                 Allegheny Energy, Inc.


                                                 By: /s/ David B. Hertzog
                                                    -------------------------
                                                 Title:  Vice President and
                                                         General Counsel